UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From               to

Commission File Number 0-22163

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EX-23 Independent Auditors' Consent

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Pages

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets Held for Investment Purposes at End of Year	7

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 6, 2002

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000

CASH	$84,127	$93,811
INVESTMENTS, at fair value (Note 3)	51,203,576	95,756,985

Total assets	51,287,703	95,850,796

LIABILITIES
ACCOUNTS PAYABLE	98,226	48,513

Total liabilities	98,226	48,513

NET ASSETS AVAILABLE FOR BENEFITS	$51,189,477	$95,802,283

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

ADDITIONS TO (SUBTRACTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment loss:
Net depreciation of fair value of investments (Note 3)	$(6,909,475)	$(119,513,939)
Mutual fund dividends and gain distributions	478,668	1,914,714
Interest income	174,198	439,122

Net investment loss	(6,256,609)	(117,160,103)
Participant contributions	5,596,930	6,883,493

Total	(659,679)	(110,276,610)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to plan participants	43,655,086	14,941,684
Administrative fees (Note 4)	298,041	398,387

Total	43,953,127	15,340,071
NET DECREASE	(44,612,806)	(125,616,681)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	95,802,283	221,418,964

End of year	$51,189,477	$95,802,283

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    DESCRIPTION OF PLAN

The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution profit sharing and 401(k) plan covering employees of Ameritrade Holding Corporation (the Company) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Participants may contribute up to 15% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. Participants direct the investment of all contributions into various options offered by the Plan. The Company makes matching contributions to the Plan at its discretion. No discretionary contributions were made during the years ended December 31, 2001 and 2000.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, the Company discretionary contribution (if any), an allocation of forfeited accounts (if applicable) and an allocation of the Plan’s earnings (or losses), and charged with an allocation of administrative fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Company contributions and earnings (losses) thereon vest 20% after the second year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after six years of service. Participants immediately vest in their contributions plus actual earnings (losses) thereon.

Participant Loans — Participants may borrow from their fund accounts the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed 5 years.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

Forfeited Accounts — Forfeited accounts are used to reduce Company discretionary contributions. If no Company discretionary contributions are made during the Plan year in which forfeitures occur, forfeitures are allocated to the participants remaining in the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission’s amendments to Form 11-K adopted during 1990.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation — Investments are valued as follows:

•	Ameritrade Holding Corporation Class A Common Stock — The Class A common stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds — Mutual funds are stated at fair value as determined by quoted net asset value.

•	Participant Loans — Loans to participants are carried at the principal amount outstanding, which approximates fair value.

Income Recognition — Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in fair value of investments is determined using the beginning of the year fair value or purchase price if acquired during the year.

Administrative Costs — The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits — Benefits are recorded when paid.

Reclassifications — Certain financial statement amounts for 2000 have been reclassified to conform with 2001 presentation.

3.    INVESTMENTS

        The following presents investments that represent 5% or more of the Plan’s net assets.

	DECEMBER 31,

	2001	2000

Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation Class A common stock	$28,512,348	$55,221,915
Intrust Money Market Fund	4,378,308	6,227,077
PIMCO Total Return Bond Fund	3,551,636	12,758,321
Federated Max Cap Institutional Fund	3,274,949	5,150,697
Franklin Strategic Small Mid Cap Growth Fund	2,709,916	4,730,175

During 2001 and 2000, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value by $(6,905,704) and $(119,513,939), respectively, as follows:

	YEAR ENDED DECEMBER 31,

	2001	2000

Net Change in Fair Value:
Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation Class A common stock	$(4,361,186)	$(117,741,904)
Mutual funds	(2,548,289)	(1,772,035)

Net Depreciation in Fair Value of Investments	$(6,909,475)	$(119,513,939)

4.    PARTIES-IN-INTEREST

The Plan holds shares of Ameritrade Holding Corporation Class A common stock. Ameritrade Holding Corporation is the Plan sponsor. Certain Plan investments are shares of mutual funds managed by Intrust Bank, N.A. Intrust Bank, N.A. is the trustee as defined by the Plan. In addition, certain administrative fees are paid to Intrust Bank, N.A. These transactions qualify as party-in-interest transactions.

5.    TAX STATUS

The Plan is a prototype standardized profit sharing plan with cash or deferred arrangements. The prototype plan obtained a tax determination letter dated September 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the prototype plan received the determination letter. Plan management believes that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

During the year ended December 31, 2001, the Company involuntarily terminated greater than 20% of its work force. In accordance with IRS regulations, participants which were involuntarily terminated during the year ended December 31, 2001, were 100% vested in their accounts regardless of years of service.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401 (k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

COLUMN B	COLUMN C	COLUMN E
	Description of Investment
	Including Collateral,
Identity of Issue, Borrower,	Rate of Interest, Maturity	Current
Lessor or Similar Party	Date, Par or Maturity Value	Value

* Ameritrade Holding Corporation	Class A common stock, 4,816,275 shares	$28,512,348
American Advantage Funds	American Independence Money Market
	Fund, 75 shares	75
*Intrust Bank, N.A	Intrust Money Market Fund, 4,378,308
	shares	4,378,308
Federated Investors, Inc.	Federated Stock Fund, 73,810 shares	2,505,110
Federated Investors, Inc.	Federated Max Cap Institutional Fund,
	140,677 shares	3,274,949
Franklin Resources, Inc.	Franklin Strategic Small Mid Cap
	Growth Fund, 86,940 shares	2,709,916
*Intrust Bank, N.A	Nestegg Capital Preservation Fund,
	2,370 shares	24,125
*Intrust Bank, N.A	Nestegg 2010 Fund, 143,034 shares	1,423,184
*Intrust Bank, N.A	Nestegg 2020 Fund, 63,650 shares	609,770
*Intrust Bank, N.A	Nestegg 2030 Fund, 44,631 shares	420,867
*Intrust Bank, N.A	Nestegg 2040 Fund, 49,972 shares	458,740
Lazard Feres & Co.	Lazard International Equity Fund,
	112,709 shares	1,121,455
Mass Mutual	MAS Advisor Mid Cap Growth Fund,
	110,005 shares	1,890,989
Franklin Resources, Inc.	Templeton Developing Markets Fund,
	21,301 shares	210,456
PIMCO Advisors, L.P.	PIMCO Total Return Bond Fund,
	339,545 shares	3,551,636
*Loans to Participants	Maturing from January 2002 to
	February 2007, interest range:
	6.1% to 10.5%	111,648

		$51,203,576

* Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(K) PROFIT SHARING PLAN

Date	June 27, 2002	By /s/ John R. MacDonald

John R. MacDonald Ameritrade Holding Corporation Executive Vice President, Chief Financial Officer And Treasurer